                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              FORTE SOFTWARE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    349546101
                                 (CUSIP Number)

                             MICHAEL H. MORRIS, ESQ.
                             SUN MICROSYSTEMS, INC.
                              901 SAN ANTONIO ROAD
                           PALO ALTO, CALIFORNIA 94303
                                 (650) 960-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 AUGUST 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  349546101                                          PAGE 2 OF 13 PAGES
--------------------                                          ------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Sun Microsystems, Inc.          I.R.S. Identification No.: 94-2805249
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                      (b)
       N/A
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
       N/A
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       STATE OF DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         4,118,044 (1)
  OWNED BY EACH
 REPORTING PERSON
       WITH
--------------------------------------------------------------------------------
                    8   SHARED VOTING POWER
                        2,244,863 (2)
--------------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        4,118,044 (1)
--------------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,362,907 (1) (2)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        (1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, Sun Microsystems, Inc. ("Sun") will have sole voting power with respect to that number of shares equal to 19.9% of the then outstanding shares of Common Stock of Forte, which, based upon the 20,693,693 shares of Forte Common Stock outstanding as of August 23, 1999 (as represented by Forte in the Merger Agreement discussed in Items 3 and 4) currently equals 4,118,044 shares of Forte Common Stock. Prior to the exercise of the Option, Sun is not entitled to any rights as a stockholder of Forte as to the shares of Forte Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Sun expressly disclaims beneficial ownership of any of the shares of Forte Common Stock which are purchasable by Sun upon exercise of the Option until such time as Sun purchases any such shares of Forte Common Stock upon any such exercise.

        (2) 2,244,863 shares of Forte Common Stock are subject to Voting Agreements entered into by Sun and certain stockholders of Forte (discussed in Items 3 and 4 below). Sun expressly disclaims beneficial ownership of any of the shares of Forte Common Stock covered by the Voting Agreements. Based on the number of shares of Forte Common Stock outstanding as of August 23, 1999 (as represented by Forte in the Merger Agreement discussed in Items 3 and 4), the number of shares of Forte Common Stock indicated represents approximately 10.9% of the outstanding Forte Common Stock, excluding the shares of outstanding shares of Forte Common Stock issuable upon exercise of the Option.

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  349546101                                          PAGE 3 OF 13 PAGES
--------------------                                          ------------------


ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D (this "Statement") relates to the Common Stock of Forte Software, Inc., a Delaware corporation ("Forte" or "Issuer"). The principal executive offices of Forte are located at 1800 Harrison Street, Oakland, California 94612.

ITEM 2.        IDENTITY AND BACKGROUND.

               The name of the corporation filing this statement is Sun Microsystems, Inc., a Delaware corporation ("Sun"). Sun is a leading worldwide provider of high-speed microprocessors, scalable systems, software, network storage, mission-critical support, and professional services. The address of Sun's principal business is 901 San Antonio Road, Palo Alto, California 94303. The address of Sun's executive offices is the same as the address of its principal business.

               Set forth on Schedule A is the name of each of the directors and executive officers of Sun, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Sun's knowledge.

               Neither Sun, nor to Sun's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To Sun's knowledge, except as set forth on Schedule A, each of the individuals identified on Schedule A is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to an Agreement and Plan of Reorganization dated as of August 23, 1999 (the "Merger Agreement"), among Sun, Flintstone Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Sun ("Merger Sub") and Forte, and subject to the conditions set forth therein (including approval by stockholders of Forte), Merger Sub will merge with and into Forte and Forte will become a wholly-owned subsidiary of Sun (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Forte with Forte remaining as the surviving corporation (the "Surviving Corporation").

               As an inducement to Sun to enter into the Merger Agreement, Sun and Forte entered into a Stock Option Agreement dated as of August 23, 1999 (the "Stock Option Agreement") pursuant to which Forte granted Sun the right (the "Option"), under certain conditions, to acquire up to the number of shares of Forte Common Stock

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  349546101                                          PAGE 4 OF 13 PAGES
--------------------                                          ------------------


               sufficient to give Sun ownership of 19.9% of Forte's outstanding Common Stock. Forte's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of certain events (discussed in Item 4 below), which may not occur. The granting of the Option was negotiated as a material term of the entire Merger transaction. Sun did not pay additional consideration to Forte in connection with Forte entering into the Stock Option Agreement and granting the Option. In the event the Option becomes exercisable, Sun anticipates it will use working capital for any exercise of the Option.

               As a further inducement for Sun to enter into the Merger Agreement and in consideration thereof, certain stockholders of Forte (the "Stockholders") entered into individual voting agreements with Sun (collectively the "Voting Agreements") whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Forte Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Sun did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

               References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.        PURPOSE OF TRANSACTION.

               (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Sun, with and into Forte in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and Forte will continue as the Surviving Corporation and as a wholly-owned subsidiary of Sun. Each holder of outstanding Forte Common Stock will receive, in exchange for each share of Forte Common Stock held by such holder, 0.3 shares of Sun Common Stock. Sun will assume each outstanding option to purchase Forte Common Stock Option under Forte's stock option plans.

               Pursuant to the Stock Option Agreement Forte granted Sun the Option, under certain conditions, to acquire up to the number of shares of Forte Common Stock sufficient to give Sun ownership of 19.9% of Forte's outstanding Common Stock. Forte's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  349546101                                          PAGE 5 OF 13 PAGES
--------------------                                          ------------------


               occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur: (a) if (i) the Board of Directors of Forte or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Sun its unanimous recommendation in favor of, the adoption and approval of the Merger Agreement or the approval of the Merger; (ii) Forte shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Board of Directors of Forte in favor of the adoption and approval of the Merger Agreement and the approval of the Merger; (iii) the Board of Directors of Forte fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within five (5) days after Sun requests in writing that such recommendation be reaffirmed at any time following the announcement of an Acquisition Proposal (as defined in Section 5.4(a) of the Merger Agreement); (iv) the Board of Directors of Forte or any committee thereof shall have approved or recommended any Acquisition Proposal (v) Forte shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of Forte shall have been commenced by a Person (as defined in the Merger Agreement) unaffiliated with Sun and Forte shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act of 1933, as amended, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Forte recommends rejection of such tender or exchange offer; or (b) if the Merger Agreement is terminated by either Sun or Forte because the Merger shall not have been consummated by February 28, 2000, or because the Forte stockholders fail to approve the Merger Agreement and the Merger, and prior to the date of termination of the Merger Agreement a third party has announced an Acquisition Proposal and within twelve months following the termination of the Merger Agreement or acquisition of Forte is consummated or Forte enters into an agreement or letter of intent providing for such an acquisition.

               Pursuant to the Voting Agreements, the Stockholders have irrevocably appointed Sun as their lawful attorney and proxy. Such proxy gives Sun the limited right to vote each of the 2,244,863 shares (including options exercisable within 60 days of August 23, 1999) of Forte Common Stock beneficially owned by the Stockholders in all matters related to the Merger. In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, Sun (or any nominee of Sun) will be limited, at every Forte stockholders meeting and every written consent in lieu of such a meeting to vote the Shares in favor of approval and adoption of the Merger Agreement, in favor of approval of the Merger and in favor of each matter that could reasonably be expected to facilitate the Merger. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  349546101                                          PAGE 6 OF 13 PAGES
--------------------                                          ------------------


               as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

               The purpose of the transactions under the Voting Agreements and the Stock Option Agreement are to enable Sun and Forte to consummate the transactions contemplated under the Merger Agreement.

               (c) Not applicable.

               (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Forte plus Michael Lehman and Michael Morris, each as a Vice President, until their respective successors are duly appointed.

               (e) Other than as a result of the Merger described in Item 3 above, not applicable.

               (f) Not applicable.

               (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

               (h) - (i) If the Merger is consummated as planned, the Forte Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

               (j) Other than described above, Sun currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Sun reserves the right to develop such plans).

               References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  349546101                                          PAGE 7 OF 13 PAGES
--------------------                                          ------------------


               (a) - (b) As a result of the Voting Agreements, Sun may be deemed to be the beneficial owner of at least 2,244,863 shares of Forte Common Stock. Such Forte Common Stock constitutes approximately 10.9% of the issued and outstanding shares of Forte Common Stock based on the number of shares of Forte Common Stock outstanding as of August 23, 1999 (as represented by Forte in the Merger Agreement discussed in Items 3 and 4). Sun may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Sun (i) is not entitled to any rights as a stockholder of Forte as to the Shares and (ii) disclaims any beneficial ownership of the shares of Forte Common Stock which are covered by the Voting Agreements.

               In the event the Stock Option becomes exercisable and is exercised in full, Sun will have the sole power to vote, and the sole power to dispose of, that number of shares equal to 19.9% of the then outstanding shares of Forte Common Stock, which, based upon the 20,693,693 shares of Forte Common Stock outstanding as of August 23, 1999, currently equals 4,118,044 shares of Forte Common Stock.

               Michael A. Murray, an executive officer of Sun, owns 140 Shares of Forte Common Stock. To Sun's knowledge, no other person listed on Schedule A has an ownership interest in Forte.

               Set forth on Schedule B is the name of those stockholders of Forte that have entered into a Voting Agreement with Sun, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Sun's knowledge.

               To Sun's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

               (c) To the knowledge of Sun, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

               (d) To the knowledge of Sun, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Forte reported on herein.

               (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Merger Agreement and the exhibits thereto, including the Voting

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  349546101                                          PAGE 8 OF 13 PAGES
--------------------                                          ------------------


               Agreements and the Stock Option Agreement, to the knowledge of Sun, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Forte, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as exhibits:

               1. Agreement and Plan of Reorganization, dated August 23, 1999 by and among Sun, Merger Sub and Forte. (incorporated by reference to exhibits to the Report on Form 8-K filed by Forte, Inc. on August 27, 1999 (File No. 000-27838).

               2. Form of Voting Agreement, dated August 23, 1999, between Sun and certain stockholders of Forte.

               3. Stock Option Agreement dated August 23, 1999 by and between Sun and Forte. (incorporated by reference to exhibits to the Report on Form 8-K filed by Forte, Inc. on August 27, 1999 (File No. 000-27838).

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  349546101                                          PAGE 9 OF 13 PAGES
--------------------                                          ------------------



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 1999

                                        SUN MICROSYSTEMS, INC.



                                        By:      /s/ Michael Morris
                                           -------------------------------------
                                           Michael H. Morris
                                           Vice President, General Counsel and
                                           Secretary

                                  SCHEDULE 13D
--------------------                                         -------------------
CUSIP NO.  349546101                                         PAGE 10 OF 13 PAGES
--------------------                                         -------------------

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             SUN MICROSYSTEMS, INC.

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Sun. Except as indicated below, the business address of each such person is 901 San Antonio Road, Palo Alto, CA 94303.


Officers Name                   Title and Present Principal Occupation
-------------                   --------------------------------------
Scott G. McNealy                Chairman of the Board of Directors and Chief
                                Executive Officer of Sun
Edward J. Zander                President, Chief Operating Officer of Sun
William T. Agnello              Vice President, Real Estate and the Workplace of
                                Sun
Mel Friedman                    President, Microelectronics of Sun
Lawrence W. Hambly              President, Enterprise Services of Sun
H. William Howard               Vice President, Chief Information Officer of Sun
Masood A. Jabbar                President, Computer Systems of Sun
William N. Joy                  Founder and Chief Scientist of Sun
James Judson                    Vice President, Finance, Worldwide Operations of
                                Sun
Jon E. Kannegaard               Acting President, Software Products and
                                Platforms of Sun
Michael E. Lehman               Vice President, Corporate Resources, and Chief
                                Financial Officer of Sun
Marc L. Loupe                   Vice President, Finance and Planning, WWFO of Sun
John E. Marselle                Vice President, The Americas of Sun
John S. McFarlane               President, Network Service Provider of Sun
Stephen T. McGowan              Vice President, Finance, Computer Systems of Sun
Michael H. Morris               Vice President, General Counsel, and Secretary
                                of Sun
Michael A. Murray**             Vice President, Finance and Administration,
                                Enterprise Services of Sun
Alton D. Page                   Vice President, Operations, Sun-Netscape
                                Alliance of Sun
Gregory M. Papadopoulos         Vice President, Chief Technology Officer of Sun
Marissa Peterson                Vice President, Worldwide Operations, Computer
                                Systems of Sun

                                  SCHEDULE 13D
--------------------                                         -------------------
CUSIP NO.  349546101                                         PAGE 11 OF 13 PAGES
--------------------                                         -------------------



Frank A. Pinto                  Vice President, Worldwide Sales, Computer
                                Systems of Sun
Michael L. Popov                Vice President, Corporate Controller of Sun
William J. Raduchel             Chief Strategy Officer of Sun
George Reyes                    Vice President, Treasurer of Sun
Edward Saliba                   Vice President, Human Resources of Sun
Janpieter T. Scheerder*         President, Network Storage of Sun
John C. Shoemaker               Vice President and General Manager, Enterprise
                                Desktop and Server Systems, Computer Systems of
                                Sun
Mark E. Tolliver                President and General Manager, Sun-Netscape
                                Alliance of Sun
Kevin Walsh                     Vice President, Operations, Corporate Resources
                                of Sun

        *   Citizen of Indonesia.

        **  Citizen of Ireland.

                                  SCHEDULE 13D
--------------------                                         -------------------
CUSIP NO.  349546101                                         PAGE 12 OF 13 PAGES
--------------------                                         -------------------


Directors Name                  Title and Present Principal Occupation
--------------                  --------------------------------------
Scott G. McNealy                Chairman of the Board of Directors and Chief
                                Executive Officer of Sun
James L. Barksdale              Managing Partner, the Barksdale Group
Director                        487 East Middlefield Rd., Bldg. 5
                                Mountain View, CA 94043
L. John Doerr                   General Partner, Kleiner Perkins Caufield & Byers
Director                        2750 Sand Hill Road
                                Menlo Park, CA 94025
Judith L. Estrin                Chief Technology Officer, Senior Vice President,
Director                        Cisco Systems, Inc.
                                170 West Tasman Dr.
                                San Jose, CA 95134
Robert J. Fisher                Executive Vice President and Director, Gap,
Director                        Inc., President, Gap Division, Gap, Inc.
                                One Harrison
                                San Francisco, California 94105
Robert L. Long                  Independent Management Consultant
Director                        220 Glen Garry Avenue
                                Melbourne Beach, FL 32951
M. Kenneth Oshman               Chairman of the Board of Directors, President,
Director                        and Chief Executive Officer,
                                Echelon Corporation
                                4015 Miranda Ave.
                                Palo Alto, CA 94304
A. Michael Spence               Professor of Management, Graduate School of
Director                        Business, Stanford University
                                Stanford, CA 94305

                                  SCHEDULE 13D
--------------------                                         -------------------
CUSIP NO.  349546101                                         PAGE 13 OF 13 PAGES
--------------------                                         -------------------


                                   Schedule B


        The following table sets forth the name and present principal occupation or employment of each Forte stockholder that entered into a voting agreement with Sun. Except as indicated below, the business address of each such person is 1800 Harrison Street, Oakland, CA 94612.


Voting Agreement Stockholder                     Shares Beneficially Owned
----------------------------                     -------------------------
Martin Sprinzen (a)                                      1,668,761
President, Chief Executive Officer and
Chairman of the Board of Directors of
Forte Software, Inc.
Paul Butterworth (b)                                       576,102
Senior Vice President and
Chief System Architect

Total:                                                   2,244,863

(a) Represents 1,382,824 shares of outstanding Forte Common Stock and 285,937 shares subject to options exercisable within 60 days of August 23, 1999.

(b) Represents 385,227 shares of outstanding Forte Common Stock and 190,875 shares subject to options exercisable within 60 days of August 23, 1999.

                                EXHIBIT INDEX


EXHIBIT
  NO.                           DESCRIPTION
-------         --------------------------------------------------------

   1 Agreement and Plan of Reorganization, dated August 23, 1999 by and among Sun, Merger Sub and Forte. (incorporated by reference to exhibits to the Report on Form 8-K filed by Forte, Inc. on August 27, 1999 (File No. 000-27838).

   2 Form of Voting Agreement, dated August 23, 1999, between Sun and certain stockholders of Forte.

   3 Stock Option Agreement dated August 23, 1999 by and between Sun and Forte. (incorporated by reference to exhibits to the Report on Form 8-K filed by Forte, Inc. on August 27, 1999 (File No. 000-27838).